Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

April 10, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s launches drug-free migraine management device Nerivio® in Europe following successful launch in India.”

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	RICHA PERIWAL richaperiwal@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s launches drug-free migraine management device Nerivio® in Europe following successful launch in India

•	Dr. Reddy’s has launched Nerivio® in Germany through its step-down subsidiary betapharm
•	To be followed by launch in South Africa later this month, and subsequently in Spain and the UK
•	Nerivio® is a USFDA-approved and CE-mark certified drug-free wearable device that uses Remote Electrical Neuromodulation (REN) mechanism for acute and/or prevention migraine (with or without aura) treatment for adults and adolescents (≥ 12 years)
•	The Nerivio® experience has so far benefited over 45,000 patients globally. It is backed by robust clinical evidence from 19,000+ patients as an acute and preventive treatment option in migraine.
•	Dr. Reddy’s launched Nerivio® in India in 2023. It is the first USFDA-approved REN device in India.
•	In India, Nerivio® is backed by Dr. Reddy’s comprehensive patient support programme called ‘M-Free’ for complete migraine care
•	At a time when conversations on migraine focus on migraine as a women’s health issue, relief through the use of technology and drug-free solutions, challenges associated with managing migraine during the child-bearing age, and distinguishing migraine from headache, Nerivio® and its Remote Electrical Neuromodulation (REN) technology have been recommended by neurologists across India and brought relief to patients living with migraine

Hyderabad India; April 10, 2024 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; hereafter referred to as “Dr. Reddy’s”), a global pharmaceutical company, announced the launch of the drug-free non-invasive migraine management wearable device Nerivio® in Germany through its step-down subsidiary betapharm. The launch marks the company’s entry into digital therapeutics in Europe. Nerivio® is approved by the United States Food and Drug Administration (USFDA), and is CE-mark certified in Europe.

Nerivio® was presented in 2023 by Dr. Reddy’s at the DGN Kongress organised by the German Association of Neurology in Berlin, and the 17th European Headache Congress held in Barcelona, Spain. Dr. Reddy’s will present and launch Nerivio® during the Neurological Association of South Africa annual congress on April 17, 2024, in the presence of Dr. Stewart Tepper, Professor of Neurology at the Geisel School of Medicine – Dartmouth, and Vice President, New England Institute for Neurology and Headache. In May 2024, Nerivio® will also be presented at International Headache Society 2024 iHEAD meeting in Berlin, Germany. In subsequent months, Dr. Reddy’s will launch Nerivio® in Spain and the UK.

Last year, Dr. Reddy’s entered into an exclusive agreement with Theranica, a prescribed digital therapeutics company developing advanced neuromodulation devices for migraine and other pain conditions, for the marketing and distribution of Nerivio® in multiple markets.

Migraine is a global health challenge, affecting around 30% of adults on 15 or more days per month, impacting 1.7% to 4% of the population1. The current best estimate of global migraine prevalence is 14–15%, and, in terms of burden, migraine accounts for 4.9% of global ill health, quantified as years lived with disability2. Migraines are known to have a disproportionate impact on women. Around 8 to 10 million people in Germany are affected, 14.8% of women and 6.0% of men3. In India, women constitute approximately 60% of the 213 million migraine sufferers in India4.

Dr. Reddy’s launched Nerivio® in India in 2023. In India, Nerivio® is supported by Dr. Reddy’s unique patient support programme called ‘M-Free’. The programme is a comprehensive support system that enhances and streamlines the journey of the patients. M-Free includes services such as onboarding and counseling of patients, device demonstrations, doorstep delivery, flexible payment options, informative content, and dedicated customer care to help patients get the most out of the device. With lifestyle modification as a key recommendation for better management of migraine, M-Free awareness program offers a suite of value-add services such as nutritionist consultation, yoga and meditation sessions with certified specialists for holistic medicine free migraine management.

M.V. Ramana, Chief Executive Officer, Branded Markets (India and Emerging Markets), Dr. Reddy’s said, “At a time when conversations on migraine focus on migraine5 as a women’s health issue, relief from migraine through the use of technology and drug-free solutions, challenges associated with managing migraine during the child-bearing age, and distinguishing migraine from headache, we are happy to take our clinically-proven first digital therapeutics product, Nerivio®, to patients in our identified markets. Nerivio® has had an encouraging start in India, with recommendation from neurologists in India and bringing relief to patients living with migraine. We believe this product meets a genuine unmet clinical need among migraine patients, and has the potential to reduce pill burden in migraine. We look forward to receiving patient and HCP feedback from these markets.”

About Nerivio® and its clinically-proven benefits:

The Nerivio® experience has so far benefited over 45,000 patients globally. It is backed by robust clinical evidence from 19,000+ patients as an acute and preventive treatment option in migraine6.

1 https://www.neurologyindia.com/article.asp?issn=0028-3886;year=2021;volume=69;issue=7;spage=4;epage=9;aulast=Krishnan

2 Steiner, T.J., Stovner, L.J. Global epidemiology of migraine and its implications for public health and health policy. Nat Rev Neurol 19, 109–117 (2023). https://doi.org/10.1038/s41582-022-00763-1

3 Porst et al. J Health Monitoring 2020 5(S6):2–26

4 https://en.gaonconnection.com/india-migraine-stroke-2019-lancet-health-air-pollution-blood-pressure-headache-health-neurological-disorders/

5 https://www.dailypioneer.com/2024/state-editions/why-women-are-thrice-more-at-risk-of-migraines-than-men---.html

https://health.economictimes.indiatimes.com/news/industry/looking-at-migraine-from-a-womens-health-perspective/105041761

https://timesofindia.indiatimes.com/life-style/health-fitness/health-news/drug-free-options-for-managing-migraine-in-adolescents/articleshow/108530401.cms?_gl=1*gv971e*_ga*MTgzOTU4ODIxNy4xNzEwMzM3MTg4*_ga_FCN624MN68*MTcxMDU2NTc0OS4zLjAuMTcxMDU2NTc2Ni4wLjAuMA..#_ga=2.201980625.1993289292.1710565736-1839588217.1710337188

https://www.thehealthsite.com/diseases-conditions/exploring-drug-free-solutions-insights-into-migraine-care-from-a-neurologist-1069814/amp/

https://www.deccanherald.com/health/healthcare/the-drug-free-way-to-head-off-a-migraine-2897561

https://www.youtube.com/watch?v=4UgD3OdOnFI&t=1s

https://timesofindia.indiatimes.com/life-style/health-fitness/health-news/stop-passing-off-migraine-as-headache/articleshow/106375955.cms?from=mdr

https://health.economictimes.indiatimes.com/news/industry/the-hidden-costs-of-delayed-migraine-diagnosis/106232548

6 Data on file; https://nerivio.com/link-directory/

Nerivio® is a prescription-based non-invasive device intended for acute and prophylactic (preventive) treatment of migraine with or without aura7 for adults and adolescents aged 12 years and above. Nerivio® can be worn on the upper arm. Each device has in-built 18 x 45-minute treatment sessions. It is to be used within 60 minutes of onset of headache or aura for acute treatment of migraine or every alternate day for prevention of migraine. The device uses the Remote Electrical Neuromodulation (REN) mechanism to specifically activate conditioned pain modulation by stimulating nerve endings. This initiates a natural pain-relieving process in the brainstem, causing a global effect of pain inhibition that affects the original source of migraine pain in the head8. The unique device is accompanied by the Nerivio® app, which is user-friendly and freely available on Google Play Store and the Apple app store for download. The app can be used to control the intensity levels of the device, and to track progression through the in-built digital diary.

Clinically proven9 and safe, Nerivio® is suitable for a wide range of patients, including those who prefer drug-free options, individuals with contraindications to medications or poor medication tolerance, sensitive populations such as adolescents, women of child-bearing age, and patients at risk of medication overuse headache10. Studies show that Nerivio® is safe and well tolerated with no systemic side effects or concern for medication overuse. It has been evaluated in robustly designed pivotal studies conducted in the U.S., in patients seeking effective acute or preventive treatment of migraine. Nerivio® has proven efficacy in not only effectively relieving pain and reducing monthly migraine days, but also associated symptoms in migraine such as nausea, vomiting etc. It has been shown to reduce the need for drugs used for acute treatment in nearly 9 out of 10 patients11. Being an effective non-invasive therapy, the associated adverse events are not a concern. This is extremely useful in patients seeking preventive treatment of migraine since many patients experience tolerability issues with drugs, resulting in significant impact on their quality of life, when used for long time (>3 months)12.

Nerivio® is a prescription-based product. Patients are advised to consult their neurologists on the use of the device and management of migraine. For more queries, doctors and patients can call the dedicated helpline number 1800-123-2360 (toll-free) or email us at neriviodrl@porteamedical.com or WhatsApp on 6366881900.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

7 Symptoms or sensations, such as flashing lights or zigzag lines or loud sound, which typically precede migraine headache

8 https://nerivio.com/how-it-works/

9 https://nerivio.com/

10 Babaei M, Rapoport AM. Expert Review of Medical Devices. 2023 May 12:1-5.

11 MarmuraMJ et al. Front Neurol. 2020 Apr 7;11:226.

12 Rapoport AM et al. 2020 Jan;60(1):229-34.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2023. The company assumes no obligation to update any information contained herein.